Exhibit 99.2

www.scopiacapital.com

Scopia Capital Management LP 152 West 57th Street, 33rd Floor New York, NY 10019 Main: (212) 370-0303 Fax: (212) 370-0404

August 7, 2017

Acorda Therapeutics

420 Saw Mill River Road

Ardsley, New York 10502

To the Board of Directors:

As you know, we are long term investors in Acorda Therapeutics (“the Company” or “Acorda”). We currently own approximately 7.7M shares of the Company, which represents approximately 17% of the shares outstanding. We are writing this letter to communicate our desire for management and the Board of Directors (the “Board”) to pursue an immediate review of all strategic alternatives, including a sale of the Company.

We admire the business that you have built since founding the Company over 20 years ago. The Company raised $850M in capital to develop Ampyra, add commercial infrastructure and acquire pipeline assets. Unfortunately, today the Company is only valued at $1.2B by the public markets.

While we have been supportive of the Company’s strategy to this point, we believe it is now time to sell the Company. Had the Company prevailed in the Ampyra litigation, Acorda would have been a unique company with a path to $1B in revenues and significant standalone value. Unfortunately, the Company was unsuccessful, and it has now crossed the Rubicon. In 2018 the business will revert to burning cash with a levered balance sheet and no clear timeline to return to profitability. These are treacherous waters. At the same time, recent acquisitions of both Cynapsus ($624M) and NeuroDerm ($1.1B) speak to the strategic value of late stage assets in Parkinson’s disease. Acorda is a more valuable acquisition candidate than either of these companies.

Inbrija (formerly CVT-301) should launch next year and treat a real unmet need in advanced Parkinson’s disease. While we believe in the value of this drug, it will take time to launch and will likely only replace Ampyra revenues. Tozadenant may succeed in Phase 3 next year, or it might fail. The path to a highly profitable, multi-product independent company will be solely determined by this binary event. That is a lot of development risk for shareholders to bear.

The Company has the capital to transition from Ampyra to Inbrija, but with a levered balance sheet there is not much room for error. The need to finance before returning to breakeven would bring painful dilution to shareholders. Even if a financing were avoided, is re-booting the Company and working back to breakeven years from now a success? That is a lot of dilution risk for shareholders to bear.

These risks support a sale of the Company. A larger acquirer will not be burdened by the risks facing a standalone Acorda, and would be able to leverage the assets through greater scale. Is a better outcome possible as a standalone company? Of course it’s possible. However, stock prices reflect what is probable, not what is possible. The market is reflecting that the risk-adjusted outcome is much lower.

We are highly confident that multiple qualified, potential buyers would be interested in engaging with Acorda at a significant premium to its present value. We urge the Board to appoint a special committee of independent directors to oversee a review of all strategic alternatives to maximize value. However, at a minimum we believe it is the Board’s fiduciary responsibility to engage actively with any parties expressing an interest in discussions regarding a potential transaction.

Pursuing an independent strategy now is gambling with shareholder capital. Selling the company is being a responsible steward of capital. We expect the company to make the correct choice.

Regards,

/s/ Ashu Tyagi

Ashu Tyagi

Partner, Scopia Capital Management LP

Scopia Capital Management LP  |  152 West 57th Street  |  33rd Floor  |  New York, NY 100019  |  Main: (212) 370-0303  |  Fax: (212) 370-0404